Exhibit 77 D

For RiverSource Disciplined International Equity Fund and RiverSource International Opportunity fund:

At a Board of Directors meeting held on September 13-14, 2006 it was resolved that the non-fundamental policy that limits investments in securities of investment companies shall be and hereby is eliminated.